Issuer Free Writing Prospectus dated September 30, 2019

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-217101

CK Hutchison offers 1.3% of Chi-Med’s share capital aiming to deconsolidate and hold Chi-Med as a strategic investment for the long term

London: Monday, September 30, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) announces that its shareholder CK Hutchison Holdings Limited (“CK Hutchison”) (SEHK: 1)1 is launching an offering to sell approximately 1.3% of the total outstanding share capital in Chi-Med’s through an underwritten public offering, which would reduce its stake in Chi-Med from 51.1% to 49.9% (the “Offering”).

CK Hutchison has announced that, upon completion of the Offering, it has no intention of selling additional Chi-Med shares for the foreseeable future.

Canning Fok, Group Co-Managing Director of CK Hutchison, commented: “Upon completion of the Offering, we will have achieved our previously announced objective of reducing our shareholding in Chi-Med to below 50%, and this will enable CK Hutchison to deconsolidate Chi-Med in the financial statements of CK Hutchison.”

CK Hutchison plans to maintain its shareholding in Chi-Med as a strategic investment for the long term as it continues to strive to become a global biopharmaceutical company.

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About CK Hutchison

Listed on The Stock Exchange of Hong Kong Limited, CK Hutchison Holdings Limited (CK Hutchison) is a renowned multinational conglomerate committed to innovation and technology with businesses spanning the globe.  With operations in over 50 countries and over 300,000 employees worldwide, CK Hutchison has five core businesses - ports and related services, retail, infrastructure, energy and telecommunications.

CK Hutchison reported turnover of approximately HKD453 billion (USD58 billion) and HKD217 billion (USD28 billion) for the year ended 31 December 2018 and for the six months ended 30 June 2019 respectively.

For more information, please visit www.ckh.com.hk

1  CK Hutchison holds its shares in Chi-Med through Hutchison Healthcare Holdings Limited (“HHHL”), a wholly owned subsidiary of CK Hutchison.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products.  Its Innovation Platform, Hutchison MediPharma, has about 470 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world.  Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Chi-Med is headquartered in Hong Kong and is dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market.  For more information, please visit: www.chi-med.com.

Information about the Offering

BofA Merrill Lynch, Goldman Sachs (Asia) L.L.C. and J.P. Morgan (in alphabetical order) are acting as joint lead bookrunners for the Offering.

The Offering will be made pursuant to a shelf registration statement on Form F-3 filed by Chi-Med with the United States Securities and Exchange Commission (“SEC”) that became automatically effective on April 3, 2017.  A prospectus supplement related to the Offering will be filed with the SEC.  Before you invest, you should read the registration statement, prospectus supplement and other documents the issuer has filed with the SEC for more complete information about Chi-Med and the Offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Electronic copies of the prospectus supplement and the accompanying prospectus relating to the Offering may be obtained from BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, or e-mail: dg.prospectus_requests@baml.com; or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 866-471-2526; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmchase.com.

In connection with the Offering, HHHL has agreed to a 90-day lock-up on sales or transfers of Chi-Med’s ordinary shares, American depositary shares (“ADSs”) or equity-linked securities.

This announcement is not directed to, or intended for distribution or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.  In addition, market soundings (as defined in MAR) were taken in respect of the Offering with the result that certain persons became aware of inside information (as defined in MAR), as permitted by MAR.  This inside information is set out in this announcement.  Therefore, those persons that received inside information in a market sounding are no longer in possession of such inside information relating to Chi-Med and its securities.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its and CK Hutchison’s management plans and objectives.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, the possibility that the closing conditions for the Offering will not be satisfied.  More information about such risks and uncertainties is contained or incorporated by reference in the preliminary prospectus supplement and the accompanying prospectus related to the Offering filed with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the SEC and on AIM.  None of Chi-Med, CK Hutchison, BofA Securities, Inc., Goldman Sachs (Asia) L.L.C. or J.P. Morgan undertakes any obligation to update or revise the information contained in this announcement whether as a result of new information, future events or circumstances or otherwise.

Important Notice

No prospectus required for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”) or admission document for the purposes of the AIM Rules for Companies will be made available in connection with the matters contained in this announcement.

In any Member State of the European Economic Area, this announcement is only addressed to and directed at persons who are “Qualified Investors” within the meaning of Article 2(e) of the Prospectus Regulation.  The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with Qualified Investors.  This announcement should not be acted upon or relied upon in any Member State of the European Economic Area by persons who are not Qualified Investors.

In addition, this communication, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of s21 Financial Services and Markets Act 2000 as amended) in connection with the securities which are the subject of the Offering described in this announcement or otherwise, is being directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc.) of the Order; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on in the United Kingdom by persons who are not relevant persons.  Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

CONTACTS

Investor Enquiries
	Mark Lee, Senior Vice President	+852 2121 8200
	Annie Cheng, Vice President	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@soleburytrout.com

Media Enquiries
	UK & Europe — Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas — Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@soleburytrout.com
Hong Kong & Asia ex-China	— Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	— Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China — Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

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The issuer has filed an automatic shelf registration statement on Form F-3 (File No. 333-217101) (including a base prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus as supplemented by the prospectus supplement filed with the SEC and other documents the Company has and will file with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may also request a copy of the base prospectus and the prospectus supplement, at no cost, by mail to: Attn: Company Secretary, Hutchison China MediTech Limited, 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. Electronic copies of the base prospectus and prospectus supplement relating to this offering may also be obtained from BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, or e-mail: dg.prospectus_requests@baml.com; or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 866-471-2526; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmchase.com.